SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                      UNCENSORED PUBLIC INFORMATION NOTICE

                         RYANAIR ADVANCE ON EASYJET HQ!

                      RYANAIR BLASTS 50% OFF EASYJET FARES

Ryanair, Europe's No.1 low fares airline, today (Tuesday, 13th May 2003) opened a second front in the war on Easyjets high fares by mounting an assault on Easyjets Luton Airport stronghold.

Leading the assault Corporal Mick O'Leary of the Ryanair Airport Rats division said:

        "Today, we bring the war to Easyjet, as we enter Easyland uncontested. Ryanair wants the public to know the truth - Easyjet are just another high fares airline. We say no more Easyjet high fares, and today we are blasting 50% off THEIR fares. We have met no resistance, they can't even put up a fight because they know the truth - There is only one low fares airline in Europe, and that's Ryanair."

Private Paul Fitzsimmons, embedded with the Ryanair Airport Rats frontline said:

        "Easyjet can't match Ryanair's low fares, can't match Ryanair's extensive European route network, and can't match Ryanair's No.1 record for on-time punctuality, and just like all other high fares airlines, this week they showed they can't make money either."

Corporal O'Leary added :

        "Ryanair are here to liberate the travelling public from Easyjet's high fares, and on our "deck of cards" the Easyjet CEO can join the rest of the high fares jokers on our NOT wanted list."

This offer is available from tomorrow (Wednesday, 14th May 2003) at Europe's biggest travel website, www.ryanair.com

                        ONE WAY FARES FROM


           EASYJET FARES                        RYANAIR FARES

GLASGOW (International) GBP 17.50        GLASGOW (Prestwick) GBP 7.50

HOLLAND (Amsterdam) GBP 17.50            HOLLAND (Eindhoven) GBP 7.50

VENICE (Marco Polo) GBP 22.50            VENICE (Treviso) GBP 7.50

MILAN (Linate) GBP 22.50                 MILAN (Orio al Serio) GBP 9.99

ITALY (Bologna) GBP 27.50                ITALY (Forli) GBP 9.99

ROME (Ciampino) GBP 32.50                ROME ( Ciampino) GBP12.50

BARCELONA GBP 27.50                      GIRONA (Barcelona) GBP12.50

Easyjet fares correct as of 12th May 2003.

Booking:           Wednesday, 14th May - midnight Thursday, 15th May 2003

Travel:            28th May - 30th June 2003

Terms: 14 days advance purchase, subject to availability, terms and conditions apply.

Ends:              Tuesday, 13th May 2003


For further        Paul Fitzsimmons -     Pauline McAlester - Murray
information:       Ryanair                Consultants

                   Tel: + 353 1 812 1228  Tel: + 353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 May 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director